SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 12, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated December 12, 2011 regarding “Ericsson CTO takes on new role”

ERICSSON CTO TAKES ON NEW ROLE

•	Håkan Eriksson takes on new role as Head of Ericsson in Australia, New Zealand and Fiji, effective February 1, 2012

•	Håkan Eriksson has been key in the company’s work to establish market leadership in 3G and 4G/LTE

•	New CTO will be announced separately

Ericsson (NASDAQ:ERIC) today announced that Håkan Eriksson, Senior Vice President, Chief Technology Officer, Head of Group Function Technology & Portfolio Management and Head of Ericsson in Silicon Valley, will take on a new role as head of Ericsson’s business in Australia, New Zealand and Fiji.

Appointed Group CTO in 2003, Håkan Eriksson has been instrumental in building Ericsson’s technology leadership across many technology standards. During his 25 years in the company Håkan Eriksson has been driving the industry development and under his leadership the research organization has made significant accomplishments, mainly in the wireless area, but lately also in the IP and Application domain, and built the industry’s strongest patent portfolio.

Hans Vestberg, President and CEO of Ericsson said: “Håkan’s work is one of the reasons why our company, year out and year in and across technologies, remains a technology leader. I am happy that he can now also bring his considerable experience directly to our customers in the very technologically advanced Australian and New Zealand markets, and add experience also in this dimension.”

“I have spent the last 25 years in Ericsson within the research & development organization and the last nine of those as CTO. When I took the job as CTO, the debate was whether 3G would ever appeal to the mass market.” Håkan Eriksson said. “Today, mobile broadband has become a necessity to billions of people. Although the CTO role has always meant staying very close to our customers, I now look forward to more directly support our customers in monetizing their networks in a world where technology and networks become increasingly more complex.”

As head of Ericsson Silicon Valley, Håkan Eriksson has also contributed to firmly establishing Ericsson on the important US market, as well as well building a stronger relation with the Application development eco system in the area.

With an Australian wife Håkan Eriksson is no stranger to the country. “I have had a desire to move into a more commercial role, and for personal reasons to come closer to Australia. When Hans offered me this opportunity, that coincide with my term in Silicon Valley coming to an end, I jumped at the chance to work with the technology advanced operators in these countries and become part of the strong regional Ericsson team”, said Håkan Eriksson.

The new appointment will be effective as of February 1, 2012 at which time Håkan Eriksson will also leave Ericsson’s Executive Leadership Team. The appointment of a new CTO will be announced separately.

Håkan Eriksson’s bio and photo can be found here >>

NOTES TO EDITORS:

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 180 countries, more than 90,000 employees generated revenue of SEK 203.3 billion (USD 28.2 billion) in 2010. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on December 12, 2011 at 07:30 CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: December 12, 2011